FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

September 14, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is September 14, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results of their 2012 Annual General Meeting.

Item 5.	Full Description of Material Change

The Issuer reports that all motions put forward for shareholder approval passed at its 2012 Annual General Meeting held September 13th in Vancouver, British Columbia.

Re-elected to the Board of Directors were: Hendrik Van Alphen, Leonard Harris and Stephan Fitch. Joining the Board of Directors are: Paul Matysek, Ryan Dunfield and the Issuer’s President & CEO, Michael Hunter.

Mr. Matysek is the former CEO and Founder of Lithium One Inc. Under Mr. Matysek's stewardship, Lithium One Inc. developed a leading lithium brine resource in Argentina and was just recently acquired by Galaxy Resources Ltd. (July 2012). Previously, Mr. Matysek was the co-founder, CEO and President of Energy Metals Corporation ("EMC") (2005 to August 2007). Under Mr. Matysek's stewardship, EMC, a pure uranium mining and development company, was acquired by Uranium One Inc. in a billion dollar plus transaction. He is also the former President and CEO of Potash One Inc., a Saskatchewan based potash exploration company (November 2007 to March 2011) acquired by K+S Aktiengesellschaft in March 2011 for $450 million in an all cash deal. A professional geoscientist with more than 25 years’ international experience, Mr. Matysek holds a Master of Science degree in Geology. He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held or holds senior management and/or director positions with several natural resource exploration and development companies. Mr. Matysek is currently a director of Nevada Copper Corp., Aurcana Corp. and a number of other natural resource companies.

Mr. Dunfield is Vice President with the Vancouver, B.C. private equity group Second City Capital Partners, and its affiliate, Gibralt Capital Corporation. Mr. Dunfield is heavily involved with the acquisition and divestiture of portfolio companies within the resource sector. Previous to Second City Capital Partners, Mr. Dunfield worked in the debt capital markets, with exposure to corporate banking, leveraged finance and loan syndications. Mr. Dunfield received a Bachelor of Economics and Finance from the University of Calgary.

The Issuer would like to thank Mr. Murray Hitzman and Mr. Lawrence Talbot for their respective years of service, guidance and expertise to their Board of Directors. Mr. Talbot will continue being a valuable member of Issuer’s management team as Vice President & General Counsel.

The Issuer also reports the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as the auditors of the Issuer for the fiscal year ending October 31, 2012, and the approval of the Issuer’s 2012 Incentive Stock Option Plan.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

September 24, 2012